January 23, 2025

K&L Gates LLP 925 4th Avenue, #2900 Seattle, WA 98104 T +1 206 579-0092 klgates.com

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street N.E. Washington, D.C. 20549

Attn:	Kristin Lochhead
Li Xiao
Juan Grana
Katherine Bagley

Re:	Bellevue Life Sciences Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 27, 2024
File No. 333-280590

Dear All:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a written comment letter on January 16, 2025 with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto. The Company has also filed an amended Registration Statement on Form S-4 (the “Form S-4”) which has been revised to be responsive to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-4

Questions and Answers

What equity stake will current BLAC stockholders and current OSR Holdings stockholders hold in BLAC immediately after the consummation..., page 11

1.	We note your response to comment 12, and your disclosure on page 314 that “[s]ales of Penumbra’s reperfusion catheter, neuron delivery catheter and related tubing and canister represented between 27% and 47% of RMC’s quarterly revenues in 2023 and 2024.” Please address the following comments relating to the expiration of your agreement with Penumbra:

●	Please revise this risk factor to disclose the approximate percentage of RMC’s total sales for the year ended December 31, 2023 and 2024, respectively represented by Penumbra. Please also revise this risk factor to further discuss the impact of Penumbra and RMC terminating negotiations for a new distribution agreement on RMC’s operations, including that certain issues, such as whether RMC may continue to sell its existing inventory of Penumbra products or whether Penumbra will repurchase RMC’s inventory, have not yet been resolved. In this regard, we note your disclosure on page 315 that “[s]ince RMC is OSR’s only revenue producing subsidiary, with the termination of RMC’s distribution agreement with Penumbra for its neuro intervention medical device equipment, OSR expects its revenue to decrease substantially in 2025 and possibly longer, until RMC can replace sales of Penumbra’s products by increasing sales of products from other manufacturers.”

January 23, 2025

Response: In response to the Staff’s comment, the Company has revised the relevant risk factor on page 78 of the Form S-4 to provide the requested information.

●	We note your disclosure on page 181 that “[t]he BLAC M&A Committee discussed the rationale and implications of the termination of the agreement [with Penumbra] on the overall business and valuation of OSR Holdings in the context of the Business Combination, and determined that any implication that the Penumbra termination may have on the Business Combination would be limited to the degree that it does not affect the BLAC M&A Committee’s existing opinion and conclusion regarding the Business Combination, including the value of OSR Holdings.” Please revise to explain how the BLAC M&A Committee reached this conclusion, particularly in light of the disclosures elsewhere in the registration statement that OSR expects its revenue to decrease substantially in 2025.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 189 of the Form S-4 to provide the requested information.

Unaudited Pro Forma Condensed Combined Financial Information Note 1 - Basis of pro forma presentation, page 143

2.	Revise to disclose how you derived the historical balances for OSR Holdings Co., Ltd. included in the pro forma financial information as of and for the nine months ended September 30, 2024. Refer to Article 11-02(c)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company added additional disclosure under Unaudited Pro Forma Condensed Combined Financial Information Note 1 – Basis of pro forma presentation on page 131 of the Form S-4 to clarify that the historical balances for OSR Holdings Co., Ltd. included in the pro forma financial information as of and for the three months ended September 30, 2024 was derived by OSR Holdings’ internal records of its activities during the nine months ended September 30, 2024 and rolling forward each balance sheet caption from OSR Holdings’ unaudited interim balance sheet as of June 30, 2024. Based on Section 6220.8.b of the Financial Reporting Manual published by the SEC Division of Corporate Finance, the age of financial statement rules may require the foreign target company to include in a Form S-4 a period in the pro forma information that would be more current than its separate historical financial statements.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

3.	Please reconcile the response to comment 4 that the Company amended the Subscription Agreement with Toonon Partners Co., Ltd to remove the redemption features contained in the Certificate of Designations for the Series A Preferred Stock with the disclosure on page F-23 that beginning on the three-year anniversary of the Original Issue Date, any holder of Series A Preferred Stock may demand that the Company redeem all or a portion of such holder’s Series A Preferred Stock in an amount equal to the Redemption Price.

Response: In response to the Staff’s comment, the Company revised the disclosures on page F-24 of the Form S-4 to reconcile such disclosures with the amended subscription agreement.

January 23, 2025

BLAC and OSR Holdings Discussions regarding Business Combination May 7, 2024, page 180

4.	We note your response to comment 5, including your revised disclosure on page 181 that “the negotiations regarding the purchase price adjustment were not quantitative, were generally high level in nature, and reflected what the parties ultimately agreed was a fair and equitable adjustment based on the changed circumstances and revised transaction dynamics.” Please revise to briefly discuss these “changed circumstances” and “revised transaction dynamics.”

Response: In response to the Staff’s comment, the Company revised the disclosures on page 166 of the Form S-4 to briefly discuss the changed circumstances and revised transaction dynamics.

OSR Holdings Indicative Valuation Reports, page 188

5.	We note your response to comment 8 and your revised disclosure on page 189 that “the Darnatein valuation model includes an assumption that a $2+ billion licensing deal would be realized and that this assumption has not materialized.” Please revise to include a risk factor noting that the Darnatein valuation model includes an assumption that a $2+ billion licensing deal would be realized, and discussing the risks related to the fact that this assumption has not materialized.

Response: In response to the Staff’s comment, the Company added a risk factor to page 54 of the Form S-4 to (i) note that the Darnatein valuation model includes an assumption that a $2+ billion licensing deal would be realized, and (ii) discuss the risks related to the fact that this assumption has not materialized.

Additional Valuation Information Obtained During Diligence, page 191

6.	We note your response to comment 9, including your revised disclosure on page 191 that “[i]n light of the age of the report, the BLAC M&A Committee considered (i) changes to the underlying assumptions in the report, including the removal of the COVID-19 program (VXM COVID-19) and the neoantigen program (VXM NEO) from Vaximm’s pipeline, which impacts projected revenues and shifts resource allocation within the company; (ii) changes in the timelines set forth in the report, such as the postponements in projected launch dates; and (iii) global macroeconomic changes, including (a) fluctuations in GDPs that directly impact pricing estimates, and (b) the changes in the discount rate, influenced by rising interest rates. Evolving investor sentiment was also considered, ensuring the financial model aligns with present economic realities.” Please clarify how the removal of the COVID-19 program and the neoantigen program impacted projected revenues and shifted resource allocation within Vaximm, quantifying changes where appropriate, and briefly discuss how project launch dates were postponed, including dates or lengths of postponements. Please also clarify how fluctuations in GDPs, changes in the discount rate, and evolving investor sentiment directly impacted OSR. Finally, we note your disclosure on page 205 that “Choloc and the BLAC M&A Committee believe that the foregoing assumptions and business case remain largely unchanged because RMC’s sales channels remain stable, and the product portfolio is still aligned with the original assumptions.” Please clarify whether this disclosure takes into account the Penumbra termination.

Response: In response to the Staff’s comment, the Company has revised the disclosures beginning on pages 176 and 189 of the Form S-4 to provide the requested information.

Business Of OSR Holdings And Certain Information About OSR Holdings Vaximm, page 261

7.	We note your response to comment 10, including the revised disclosure on page 268 regarding the VXM01 phase I/II clinical trial that “[t]here was 1 (one) AE reported as leading to discontinuation of the study treatment, which was recorded after the first 5 weeks of treatment, and thus not reported as TLT,” and that “the majority of SAEs were target disease-related rather than treatment-related.” Please revise to further discuss the one reported AE leading to discontinuation of the study treatment, and discuss the SAEs that were treatment-related.

Response: In response to the Staff’s comment, the Company has revised the disclosures beginning on page 248 of the Form S-4 to provide the requested information.

Darnatein, page 271

8.	We note your response to comment 11. Please remove references to your product candidates demonstrating safety and efficacy if they have not received regulatory approvals. We note that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

Response: In response to the Staff’s comment, the Company has revised the Form S-4 to remove all such references, including on page 252 of the Form S-4.

January 23, 2025

OSR Holdings Co., Ltd. and its Subsidiaries Consolidated Financial Statements for the Year Ended December 31, 2023

Note 1. General Information, page F-100

9.	We reference your response to prior comment 16 that the financial impact from not recording acquisition related expenses related to Darnatein during the three-month period from April 1, 2023 to June 30, 2023 was also concluded to be immaterial, including the amortization of the patent technology intangible asset, which was calculated to be approximately $900,000 for that period. Please provide us with your materiality analysis in concluding that the impact is not material.

Response: The Company acknowledges the Staff’s comment and respectfully advises that OSR Holdings applied KRW 2,800,000,000 (or approximately USD $2,100,000) as the materiality for its consolidated financial statements as of and for the year ended December 31, 2023, which represented approximately 0.98% and 1.19% of its total asset and equity balances as of December 31, 2023, respectively. The Company further advises that as an early-stage company with relatively small revenue and limited activities, OSR Holdings historically deemed its investors primary focus to be on its balance sheets rather than on its statements of operations, and thus the materiality was derived primarily from its balance sheet. Based on this calculated materiality as well as considering various qualitative factors, OSR Holdings, along with its independent auditors, concluded that the financial impact from not recording acquisition related expense for the Darnatein acquisition during the three month period from April 1, 2023 to June 30, 2023 was immaterial.

General

10.	We note your response to comment 19, but we are not persuaded by your response. Please provide us with additional legal analysis regarding the applicability of the tender offer rules to this offer to OSR Holdings shareholders, including any available exemptions.

Response: We acknowledge the Staff’s comment and respectfully advise that for purposes of discussion and assuming that the tender offer rules do apply to the Business Combination, based on the beneficial ownership of U.S. holders (as defined in Rule 800(h) under the Securities Act, “U.S. Holders”) of OSR Holdings, we confirm that the Business Combination qualifies for the Tier I exemption (as defined below) provided in Rule 14d-1(c) of the Exchange Act as described below.

Pursuant to Rule 14d-1(c) of the Exchange Act, a tender offer for the securities of a foreign private issuer is exempt from the requirements of Section 14(d)(1) through (d)(7) of the Exchange Act, Regulation 14D and Schedule TO and Schedule 14D-9 thereunder, and Section 14e-1 and Section 14e-2 of Regulation 14E of the Exchange Act if, among other things, U.S. holders do not hold more than 10% of the class of securities sought in the offer (such exemption, the “Tier I exemption”). In order to determine the applicability of the Tier I exemption, Instruction 2 to Rule 14d-1(c) and (d) provides that the U.S. ownership of the class of securities sought in the offer be calculated as of a date no more than 60 days before and no more than 30 days after the public announcement of the tender offer and, if such calculation is unable to be made during such time frame, the calculation may be made as of the most recent practicable date before public announcement, but in no event earlier than 120 days before the public announcement.

We advise the Staff that the parties announced the proposed transaction through a joint press release on July 11, 2023, and OSR Holdings prepared an analysis of its shareholder base as of such date (which analysis remains substantially the same as of the date hereof). In connection with the aforesaid analysis, OSR Holdings reviewed its share register, which, among other things, sets forth the identity and other information of the record holders of OSR Holdings shares. As of July 11, 2023, OSR Holdings had 40 shareholders (and presently has 68 shareholders), all of which hold their shares directly (i.e., not through a broker or intermediary), and OSR Holdings maintains information about the record and beneficial owners. Of particular note, as of July 11, 2023, and at all times through the date hereof, OSR Holdings has just two U.S. Holders, one of which is Bellevue Capital Management, LLC (“BCM”), the sole member of the Company’s Sponsor.

For purposes of calculating the level of ownership of U.S. Holders in OSR Holdings, we note that Instruction 2 to Rule 14d-1(c) and (d) provides, in pertinent part, that securities held by bidder shall be excluded from the calculation of U.S. Holders.

January 23, 2025

Further, pursuant to Question 101.06 of the Division of Corporation Finance’s Tender Offer Rules and Schedules Compliance and Disclosure Interpretations, bidder status, or who is considered a bidder, is a question that is determined by the particular facts and circumstances of each transaction and requires consideration of the parent’s or control person’s role in the tender offer, including the following non-exclusive factors:

●	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

●	Is the person acting together with the named bidder?

●	To what extent did or does the person control the terms of the offer?

●	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

●	Does the person control the named bidder, directly or indirectly?

●	Did the person form the nominal bidder, or cause it to be formed?, and

●	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Under this analysis, the OSR Holdings shares held by BCM should be deemed to be held by the bidder and excluded from the calculation of the number of U.S. Holders for purposes of application of the tender offer rules. BCM (i) is acting together with the named bidder (i.e. the Company) by virtue of its control over the Company as the ultimate beneficial owner of a majority of the Company’s outstanding shares, (ii) has played a primary role in obtaining financing for the tender offer (both by negotiating financing transactions and providing direct funding for the transaction through Sponsor and other affiliates), (iii) controls the Company (as the ultimate beneficial owner of a majority of the Company’s outstanding shares), (iv) formed the Company through its wholly-owned subsidiary, the Company’s Sponsor, and (v) will own, indirectly, following consummation of the Business Combination, a significant majority of the outstanding shares of the Company.

Based on the foregoing, we believe that BCM and its wholly-owned affiliate, BCM Europe AG, are each a “bidder” for purposes of calculating the level of ownership of U.S. Holders in OSR Holdings, and, as such, we excluded those shares held by BCM and BCM Europe AG, for purposes of such calculation. We also note that BCM Europe AG is a Swiss company and is not a U.S. Holder. Therefore, this will advise the Staff that the total level of ownership of U.S. Holders in OSR Holdings, calculated in accordance with Section 14d-1 of the Exchange Act, as described above, is less than 0.5% of the outstanding shares of OSR Holdings as of July 11, 2023 and at all times through the date hereof.

We appreciate your time and attention to the Company’s filing. We hope that these responses adequately satisfy the Staff’s comments and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc: Kuk Hyoun Hwang, Chief Executive Officer